UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2016

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

METHANEX REPORTS THIRD QUARTER 2016 RESULTS

October 26, 2016

For the third quarter of 2016, Methanex reported a net loss attributable to Methanex shareholders of $11 million ($0.12 net loss per common share on a diluted basis) compared to a net loss of $3 million ($0.08 net loss per common share on a diluted basis) in the second quarter of 2016. Adjusted EBITDA for the third quarter of 2016 was $74 million and Adjusted net loss was $1 million ($0.01 Adjusted net loss per common share). This compares with Adjusted EBITDA of $38 million and Adjusted net loss of $31 million ($0.34 Adjusted net loss per common share) for the second quarter of 2016.

John Floren, President and CEO of Methanex commented, "Our third quarter Adjusted EBITDA reflects the impact of higher average realized methanol pricing along with higher sales of produced methanol compared to the second quarter. We achieved another company record this quarter with a 5% increase in sales to 2,476,000 tonnes. Sales of produced methanol was also a quarterly record of 1,860,000 tonnes. We continue to experience healthy global demand, and we estimate year-over-year demand growth at 10% as at September 30, 2016. A tighter supply/demand balance, combined with rising China thermal coal prices which pressured the cost of China production, contributed to improving methanol prices."

John Floren continued, "Our subsidiary Waterfront Shipping took delivery of two additional vessels this quarter capable of running on methanol, and we expect the final vessel of seven to be delivered in November 2016. We expect these innovative new dual-fuel vessels to play an important role in paving the way for methanol as a clean burning marine fuel."

"We continue to make significant progress in improving our operating capacity in Chile. This quarter we reached an agreement with Empresa Nacional del Petróleo for additional gas supply through May 2018, and also amended and extended our gas supply agreement with GeoPark Fell SpA. Our combined gas supply commitments from these and other sources are expected to allow our 0.9 million tonne Chile I facility to achieve an annual operating rate of approximately 60% of capacity, on average, through May 2018. We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a low capital cost growth opportunity for Methanex as further progress is made in lowering the cost of developing reserves in the area."

Mr. Floren concluded, "During the quarter, we paid a $25 million dividend to shareholders. With $234 million of cash on hand, an undrawn credit facility and a robust balance sheet, we continue to be well positioned to meet our financial and capital commitments. Our assets are in excellent shape and we are poised to generate strong future cash flows as methanol prices improve."

FURTHER INFORMATION

The information set forth in this news release summarizes Methanex's key financial and operational data for the third quarter of 2016. It is not a complete source of information for readers and is not in any way a substitute for reading the third quarter 2016 Management’s Discussion and Analysis ("MD&A") dated October 26, 2016 and the condensed consolidated interim financial statements for the period ended September 30, 2016, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the condensed consolidated interim financial statements for the period ended September 30, 2016 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2016 THIRD QUARTER NEWS RELEASE    PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,749	1,770	1,259	5,158	3,804
Sales volume (thousands of tonnes)
Methanex-produced methanol (attributable to Methanex shareholders)	1,860	1,689	1,238	5,078	3,678
Purchased methanol	411	533	679	1,366	2,144
Commission sales	205	140	169	513	463
Total sales volume [1]	2,476	2,362	2,086	6,957	6,285

Methanex average non-discounted posted price ($ per tonne) [2]	272	260	384	268	390
Average realized price ($ per tonne) [3]	236	223	323	230	337

Revenue	510	468	527	1,413	1,742
Adjusted revenue	537	496	619	1,483	1,940
Adjusted EBITDA	74	38	95	148	321
Cash flows from operating activities	74	34	134	178	253
Adjusted net income (loss)	(1)	(31)	23	(56)	95
Net income (loss) (attributable to Methanex shareholders)	(11)	(3)	78	(37)	191

Adjusted net income (loss) per common share	(0.01)	(0.34)	0.26	(0.63)	1.04
Basic net income (loss) per common share	(0.12)	(0.03)	0.87	(0.42)	2.10
Diluted net income (loss) per common share	(0.12)	(0.08)	0.54	(0.42)	1.90

Common share information (millions of shares)
Weighted average number of common shares	90	90	90	90	91
Diluted weighted average number of common shares	90	90	91	90	92
Number of common shares outstanding, end of period	90	90	90	90	90

[1]
Total sales volume includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). Tolling Volume was nil for the three and nine months ended September 30, 2016 compared to 1,000 tonnes and 69,000 tonnes for the same periods in 2015. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 THIRD QUARTER NEWS RELEASE    PAGE 2

A reconciliation from Net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(11)	$(3)	$78	$(37)	$191
Mark-to-market impact of share-based compensation, net of tax	10	(7)	(55)	2	(39)
Argentina gas settlement, net of tax	—	(21)	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	—	(57)
Adjusted net income (loss)	$(1)	$(31)	$23	$(56)	$95
Diluted weighted average shares outstanding (millions)	90	90	91	90	92
Adjusted net income (loss) per common share	$(0.01)	$(0.34)	$0.26	$(0.63)	$1.04

▪
We recorded a net loss attributable to Methanex shareholders of $11 million during the third quarter of 2016, compared to a net loss of $3 million in the second quarter of 2016. The change is primarily due to an increase in our average realized price during the third quarter which was offset by the impact of a settlement received in the second quarter and a mark-to-market loss on share-based compensation in the third quarter (compared to a mark-to-market gain in the second quarter).

▪
We recorded Adjusted EBITDA of $74 million for the third quarter of 2016 compared with $38 million for the second quarter of 2016. Adjusted net loss was $1 million for the third quarter of 2016, compared to adjusted net loss of $31 million for the second quarter of 2016. The improvement in Adjusted EBITDA and Adjusted net loss was primarily due to an increase in our average realized price and increased sales of Methanex-produced methanol. Our average realized price increased to $236 per tonne for the third quarter of 2016 from $223 per tonne for the second quarter of 2016.

▪
Sales of Methanex-produced methanol were a record 1,860,000 tonnes in the third quarter of 2016 compared with 1,689,000 in the second quarter of 2016. Sales of Methanex-produced methanol were higher than production in the third quarter, which resulted in a draw on our produced product inventory by over 100,000 tonnes. Please refer to the Production Highlights section of this document for production detail.

▪	Cash flows from operating activities in the third quarter of 2016 were $74 million compared with $34 million for the second quarter of 2016.

▪
Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations, including our 63.1% share of Atlas, is currently estimated to be approximately $100 million from October 1, 2016 to the end of 2017.

▪	During the third quarter of 2016 we paid a $0.275 per common share dividend to shareholders for a total of $25 million.

METHANEX CORPORATION 2016 THIRD QUARTER NEWS RELEASE    PAGE 3

PRODUCTION HIGHLIGHTS

	Q3 2016		Q2 2016	Q3 2015	YTD Q3 2016	YTD Q3 2015
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	559	577	476	1,645	1,444
Geismar (Louisiana, USA) [3]	500	519	527	259	1,529	715
Trinidad (Methanex interest) [4]	500	420	417	398	1,150	1,212
Egypt (50% interest)	158	69	53	—	197	16
Medicine Hat (Canada)	150	114	123	123	396	301
Chile [5]	220	68	73	3	241	116
	2,136	1,749	1,770	1,259	5,158	3,804

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]
We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015. Each facility has an annual operating capacity of 1.0 million tonnes.

[4]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[5]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to economical natural gas feedstock.

Production for the third quarter of 2016 was 1,749,000 tonnes compared with 1,770,000 tonnes for the second quarter of 2016. Key production and operational highlights include:

▪	Strong production from our three plants in New Zealand, with production of 559,000 tonnes.

▪
Geismar production rates continue to be strong, reflecting, in part, the relatively new catalyst at these plants. During the quarter, we consented to the Geismar 1 gas supply contract being assigned to a significant North American physical natural gas producer and marketer. As part of this consent, the Geismar 1 gas pricing formula has been amended to eliminate the methanol revenue sharing component. The base price for the contract is unchanged.

▪	Operating rate of 84% in Trinidad, reflecting continued gas restrictions in the region.

▪	Egypt production of 69,000 tonnes (Methanex share). The plant was taken offline for planned maintenance activities for approximately 40 days during the third quarter of 2016.

▪	Medicine Hat production of 114,000 tonnes or 76% of capacity, due to an unplanned maintenance shutdown at the plant that resulted in lost production of approximately 30,000 tonnes during the quarter.

▪
Chile production of 68,000 tonnes, 100% supported by natural gas supplies from Chile. The plant underwent planned maintenance for approximately 30 days during the third quarter of 2016, and restarted in early August.

METHANEX CORPORATION 2016 THIRD QUARTER NEWS RELEASE    PAGE 4

CONFERENCE CALL
A conference call is scheduled for October 27, 2016 at 12:00 noon ET (9:00 am PT) to review these third quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. Presentation slides summarizing the Q3 2016 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. A playback version of the conference call will be available until November 17, 2016 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 9343032. The webcast will be available on the website for three weeks following the call.

ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING
This third quarter 2016 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the third quarter 2016 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP measures on page 12 of the Company's MD&A for the three and nine months ended September 30, 2016 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2016 THIRD QUARTER NEWS RELEASE    PAGE 5

3
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
CST Trust Company
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2016
At October 25, 2016 the Company had 89,814,688 common shares issued and outstanding and stock options exercisable for 1,915,319 additional common shares.

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(11)	$(3)	$78	$(37)	$191
Mark-to-market impact of share-based compensation, net of tax	10	(7)	(55)	2	(39)
Argentina gas settlement, net of tax	—	(21)	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	—	(57)
Adjusted net income (loss) [1]	$(1)	$(31)	$23	$(56)	$95
Diluted weighted average shares outstanding (millions)	90	90	91	90	92
Adjusted net income (loss) per common share [1]	$(0.01)	$(0.34)	$0.26	$(0.63)	$1.04

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded a net loss attributable to Methanex shareholders of $11 million during the third quarter of 2016, compared to a net loss of $3 million in the second quarter of 2016. The change is primarily due to an increase in our average realized price during the third quarter which was offset by the impact of a settlement received in the second quarter and a mark-to-market loss on share-based compensation in the third quarter (compared to a mark-to-market gain in the second quarter).

▪
We recorded Adjusted EBITDA of $74 million for the third quarter of 2016 compared with $38 million for the second quarter of 2016. Adjusted net loss was $1 million for the third quarter of 2016, compared to Adjusted net loss of $31 million for the second quarter of 2016. The improvement in Adjusted EBITDA and Adjusted net loss was primarily due to an increase in our average realized price and increased sales of Methanex-produced methanol. Our average realized price increased to $236 per tonne for the third quarter of 2016 from $223 per tonne for the second quarter of 2016.

▪	Production for the third quarter of 2016 was 1,749,000 tonnes compared with 1,770,000 tonnes for the second quarter of 2016. Refer to the Production Summary section on page 3 of the MD&A.

▪
Sales of Methanex-produced methanol were a record 1,860,000 tonnes in the third quarter of 2016 compared with 1,689,000 tonnes in the second quarter of 2016. Sales of Methanex-produced methanol were higher than production in the third quarter, which resulted in a draw on our produced product inventory by approximately 100,000 tonnes during the quarter.

▪	During the third quarter of 2016 we paid a $0.275 per common share dividend to shareholders for a total of $25 million.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Third Quarter 2016 Management’s Discussion and Analysis dated October 26, 2016 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2016 as well as the 2015 Annual Consolidated Financial Statements and MD&A included in the Methanex 2015 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2015 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,749	1,770	1,259	5,158	3,804
Sales volume (thousands of tonnes)
Methanex-produced methanol (attributable to Methanex shareholders)	1,860	1,689	1,238	5,078	3,678
Purchased methanol	411	533	679	1,366	2,144
Commission sales	205	140	169	513	463
Total sales volume [1]	2,476	2,362	2,086	6,957	6,285

Methanex average non-discounted posted price ($ per tonne) [2]	272	260	384	268	390
Average realized price ($ per tonne) [3]	236	223	323	230	337

Revenue	510	468	527	1,413	1,742
Adjusted revenue	537	496	619	1,483	1,940
Adjusted EBITDA	74	38	95	148	321
Cash flows from operating activities	74	34	134	178	253
Adjusted net income (loss)	(1)	(31)	23	(56)	95
Net income (loss) (attributable to Methanex shareholders)	(11)	(3)	78	(37)	191

Adjusted net income (loss) per common share	(0.01)	(0.34)	0.26	(0.63)	1.04
Basic net income (loss) per common share	(0.12)	(0.03)	0.87	(0.42)	2.10
Diluted net income (loss) per common share	(0.12)	(0.08)	0.54	(0.42)	1.90

Common share information (millions of shares)
Weighted average number of common shares	90	90	90	90	91
Diluted weighted average number of common shares	90	90	91	90	92
Number of common shares outstanding, end of period	90	90	90	90	90

[1]
Total sales volume includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). Tolling Volume was nil for the three and nine months ended September 30, 2016 compared to 1,000 tonnes and 69,000 tonnes for the same periods in 2015. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q3 2016		Q2 2016	Q3 2015	YTD Q3 2016	YTD Q3 2015
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	559	577	476	1,645	1,444
Geismar (Louisiana, USA) [3]	500	519	527	259	1,529	715
Trinidad (Methanex interest) [4]	500	420	417	398	1,150	1,212
Egypt (50% interest)	158	69	53	—	197	16
Medicine Hat (Canada)	150	114	123	123	396	301
Chile [5]	220	68	73	3	241	116
	2,136	1,749	1,770	1,259	5,158	3,804

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]
We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015. Each facility has an annual operating capacity of 1.0 million tonnes.

[4]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[5]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to economical natural gas feedstock.

New Zealand
Our New Zealand methanol facilities produced 559,000 tonnes of methanol in the third quarter of 2016 compared with 577,000 tonnes in the second quarter of 2016. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.

United States
The Geismar methanol facilities produced 519,000 tonnes during the third quarter of 2016 compared to 527,000 tonnes during the second quarter of 2016. During the third quarter of 2016, the plants continued to run at strong rates, reflecting, in part, the age of their catalyst.

During the quarter, we consented to the Geismar 1 gas supply contract being assigned to a significant North American physical natural gas producer and marketer. As part of this consent, the Geismar 1 gas pricing formula has been amended to eliminate the methanol revenue sharing component. The base price for the contract is unchanged.

Trinidad
Production in Trinidad during the quarter was impacted by gas curtailments at both plants. The Trinidad facilities produced 420,000 tonnes (Methanex interest) in the third quarter of 2016 compared with 417,000 tonnes (Methanex interest) in the second quarter of 2016.

We continue to experience natural gas curtailments to our Trinidad facilities due to a mismatch between upstream supply to the Natural Gas Company of Trinidad and Tobago ("NGC") and downstream demand from NGC’s customers including Atlas and Titan. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt
The Egypt methanol facility produced 138,000 tonnes (Methanex share - 69,000 tonnes) in the third quarter of 2016 compared to 106,000 tonnes (Methanex share - 53,000 tonnes) in the second quarter of 2016. The plant was taken offline for planned maintenance activities for approximately 40 days during the third quarter of 2016.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 and gas restrictions worsened through 2014 and 2015. Gas deliveries for the nine months ended September 30, 2016 have improved significantly compared to the same period in 2015. It continues to be difficult to predict when the gas supply situation will be fully restored; however, we are optimistic that the strong efforts by Egyptian governmental entities to fast-track existing and new upstream gas supply in Egypt are leading to improved gas deliveries and an improved outlook for gas deliveries in the medium term.

Canada
During the third quarter of 2016, we produced 114,000 tonnes at our Medicine Hat facility compared with 123,000 tonnes during the second quarter of 2016. The plant was shut down for approximately 20 days during the quarter for repairs. The shutdown resulted in lost production of approximately 30,000 tonnes during the third quarter of 2016.

Chile
During the third quarter of 2016, we produced 68,000 tonnes in Chile, 100% supported by natural gas supplies from Chile, compared to 73,000 tonnes during the second quarter of 2016. The plant underwent planned maintenance for approximately 30 days during the third quarter of 2016, and restarted in early August.

During the quarter, we reached an agreement with our main gas supplier in Chile, Empresa Nacional del Petróleo, for gas supply for the period through May 2018. We also amended our gas supply agreement with GeoPark Fell SpA and extended the term for an additional 10 years beyond April 2017. This gas supply, when combined with commitments from other sources, is expected to allow the 0.9 million tonne per year Chile I facility to achieve an annual operating rate of approximately 60% of capacity, on average, through May 2018. The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a low capital cost growth opportunity for Methanex as further progress is made in lowering the cost of developing reserves in the area.
FINANCIAL RESULTS

For the third quarter of 2016, we reported a net loss attributable to Methanex shareholders of $11 million ($0.12 loss per common share on a diluted basis) compared with net loss attributable to Methanex shareholders for the second quarter of 2016 of $3 million ($0.08 loss per common share on a diluted basis).

For the third quarter of 2016, we recorded Adjusted EBITDA of $74 million and Adjusted net loss of $1 million ($0.01 Adjusted net loss per common share). This compares with Adjusted EBITDA of $38 million and Adjusted net loss of $31 million ($0.34 Adjusted net loss per common share) for the second quarter of 2016.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(11)	$(3)	$78	$(37)	$191
Mark-to-market impact of share-based compensation, net of tax	10	(7)	(55)	2	(39)
Argentina gas settlement, net of tax	—	(21)	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	—	(57)
Adjusted net income (loss)	$(1)	$(31)	$23	$(56)	$95
Diluted weighted average shares outstanding (millions)	90	90	91	90	92
Adjusted net income (loss) per common share	$(0.01)	$(0.34)	$0.26	$(0.63)	$1.04

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlement, gain on terminal services agreement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Consolidated statements of income (loss):
Revenue	$510	$468	$527	$1,413	$1,742
Cost of sales and operating expenses	(460)	(430)	(394)	(1,294)	(1,422)
Mark-to-market impact of share-based compensation	12	(8)	(67)	3	(49)
Adjusted EBITDA (attributable to associate)	18	13	38	39	78
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(6)	(5)	(9)	(13)	(28)
Adjusted EBITDA (attributable to Methanex shareholders)	74	38	95	148	321

Mark-to-market impact of share-based compensation	(12)	8	67	(3)	49
Depreciation and amortization	(62)	(58)	(51)	(173)	(145)
Argentina gas settlement	—	33	—	33	—
Gain related to the termination of a terminal services agreement	—	—	—	—	65
Finance costs	(23)	(22)	(16)	(66)	(55)
Finance income and other expenses	2	—	1	5	(6)
Income tax recovery (expense)	10	—	(10)	20	(25)
Earnings of associate adjustment [1]	(10)	(11)	(18)	(29)	(41)
Non-controlling interests adjustment [1]	10	9	10	28	28
Net income (loss) (attributable to Methanex shareholders)	$(11)	$(3)	$78	$(37)	$191
Net income (loss)	$(15)	$(7)	$77	$(53)	$191

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 15 of the MD&A. Changes in these components - average realized price, sales volume, and total cash costs - similarly impact net income or loss attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q3 2016 compared with Q2 2016	Q3 2016 compared with Q3 2015	YTD Q3 2016 compared with YTD Q3 2015
Average realized price	$31	$(197)	$(691)
Sales volume	2	25	54
Total cash costs	3	151	464
Increase (decrease) in Adjusted EBITDA	$36	$(21)	$(173)

Average realized price

	Three Months Ended			Nine Months Ended
($ per tonne)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Methanex average non-discounted posted price	272	260	384	268	390
Methanex average realized price	236	223	323	230	337

Methanex’s average realized price for the third quarter of 2016 was higher compared to the second quarter of 2016 driven by higher non-discounted posted prices in North America, Asia Pacific and Europe (refer to Supply/Demand Fundamentals section on page 10 of the MD&A for more information). The increase in average realized price for the third quarter of 2016 compared with the second quarter of 2016 increased Adjusted EBITDA by $31 million. The decrease in average realized price for the three and nine months ended September 30, 2016 compared with the same periods in 2015, decreased Adjusted EBITDA by $197 million and $691 million, respectively.

Sales volume
Methanol sales volume excluding commission sales volume was higher in the third quarter of 2016 compared with the second quarter of 2016 by 49,000 tonnes and higher compared with the third quarter of 2015 by 354,000 tonnes. The change in methanol sales volume excluding commission sales for the third quarter of 2016, compared with the second quarter of 2016 and the third quarter of 2015, increased Adjusted EBITDA by $2 million and $25 million, respectively. For the nine months ended September 30, 2016 compared with the same period in 2015, methanol sales volume excluding commission sales was higher by 622,000 tonnes resulting in higher Adjusted EBITDA by $54 million.

Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities ("Methanex-produced methanol") and changes in the cost of methanol we purchase from others ("purchased methanol"). Most of our current production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in our total cash costs were due to the following:

($ millions)	Q3 2016 compared with Q2 2016	Q3 2016 compared with Q3 2015	YTD Q3 2016 compared with YTD Q3 2015
Methanex-produced methanol costs	$3	$60	$171
Proportion of Methanex-produced methanol sales	5	53	141
Purchased methanol costs	(6)	45	159
Other, net	1	(7)	(7)
Decrease in total cash costs	$3	$151	$464

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas at most of our facilities under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the third quarter of 2016 compared with the second quarter of 2016 and with the third quarter of 2015, Methanex-produced methanol costs were lower by $3 million and $60 million, respectively. For the nine months ended September 30, 2016 compared with the same period in 2015, Methanex-produced methanol costs were lower by $171 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2016 compared with the second quarter of 2016 and with the third quarter of 2015, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $5 million and $53 million, respectively. For the nine months ended September 30, 2016 compared with the same period in 2015, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $141 million.

Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing.

Other, net
For the three and nine months ended September 30, 2016 compared with the same periods in 2015, other costs were higher by $7 million, primarily due to higher logistics costs from increased sales volume.

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended			Nine Months Ended
($ millions except share share price)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Methanex Corporation share price [1]	$35.68	$29.10	$33.16	$35.68	$33.16
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	1	4	3	9	17
Mark-to-market impact due to change in share price	12	(8)	(67)	3	(49)
Total share-based compensation expense (recovery), before tax	$13	$(4)	$(64)	$12	$(32)

[1]	US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.

Depreciation and Amortization

Depreciation and amortization was $62 million for the third quarter of 2016 compared with $58 million for the second quarter of 2016 and $51 million for the third quarter of 2015. For the nine months ended September 30, 2016 and the nine months ended September 30, 2015, depreciation and amortization was $173 million and $145 million, respectively. The increase in depreciation and amortization for the three and nine months ended September 30, 2016 compared with the same periods in 2015 is primarily due to higher sales volume of Methanex-produced methanol.

Finance Costs

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Finance costs before capitalized interest	$23	$22	$21	$66	$70
Less capitalized interest	—	—	(5)	—	(15)
Finance costs	$23	$22	$16	$66	$55

Finance costs primarily relate to interest expense on the unsecured notes, limited recourse debt facilities and finance leases. The increase in finance costs for the three months ended September 30, 2016 compared to the three months ended June 30, 2016 is due to interest incurred relating to vessels treated as finance leases. Capitalized interest relates to interest costs capitalized for the Geismar project which was completed in 2015.

Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Finance income and other expenses	$2	$—	$1	$5	$(6)

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the third quarter of 2016 compared to the second quarter of 2016 is as follows:

	Three months ended September 30, 2016		Three months ended June 30, 2016
($ millions except where noted)	Net Loss	Adjusted Net Loss	Net Loss	Adjusted Net Loss
Amount before income tax	$(25)	$(7)	$(8)	$(43)
Income tax recovery	10	6	1	12
	$(15)	$(1)	$(7)	$(31)
Effective tax rate	38%	85%	7%	28%

We earn the majority of our earnings in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26.5% and 28%, respectively. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net loss was 85% for the third quarter of 2016 compared to 28% for the second quarter of 2016. Adjusted net loss represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

Demand
Methanol industry demand growth remains healthy. We estimate total methanol demand for the third quarter of 2016 was 16.8 million tonnes, which represents approximately 10% year-over-year growth from the third quarter of 2015. During the third quarter, traditional chemical demand growth (which accounts for approximately 55% of global methanol demand) was strong. We believe that growth in demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates. Energy demand also demonstrated strong growth in the third quarter, led by methanol-to-olefins ("MTO") demand. MTO demand grew due to improving operating rates at existing facilities, reflecting a return from maintenance of certain facilities along with healthy profitability in the MTO value chain. We estimate demand from MTO plants represented approximately 16% of global demand in the third quarter. We continue to expect two other MTO plants to be completed in the coming months and a third plant to be completed in 2017. When operating at full rates, these new plants have the combined capacity to consume over 4.5 million tonnes of methanol annually. The future operating rates and methanol consumption at these facilities will depend on a number of factors, including pricing for their various final products and the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness.

Supply
Industry supply moderated in the third quarter. Plant outages in the Middle East, South East Asia, and Trinidad, which occurred towards the end of the third quarter, contributed to tighter overall supply relative to the second quarter. With respect to capacity additions, OCI N.V. and Consolidated Energy Limited (through its subsidiary G2X Energy) have jointly invested in the Natgasoline project, a 1.8 million tonne plant under construction in Beaumont, Texas. There are a number of other projects under discussion in the United States, but we believe that there has been limited committed capital to date and no projects that we are aware of in the construction phase. In Iran, there are a number of plants at various stages of construction. We expect just over four million tonnes of capacity to come onstream in Iran within the next two years, however the start-up timing and future operating rates at these facilities will be dependent on various factors. To the end of 2017, we expect approximately three million tonnes of new capacity additions in China. Beyond 2017, we anticipate that new capacity additions in China will be modest due to an increasing degree of restrictions placed on new coal-based capacity additions in that country. We expect that production from new methanol capacity in China will be consumed domestically.

Methanol Price
Methanol pricing improved in the third quarter of 2016. Rising China thermal coal prices put upward pressure on the industry cost curve, reducing coal producer margins. This, combined with healthy industry demand and industry outages supported higher global prices. Our average realized price in the third quarter of 2016 increased to $236 per tonne from $223 per tonne in the second quarter.

Methanex posted prices moved higher in October to $293 per tonne and $285 per tonne in North America and Asia Pacific, respectively, and the European quarterly posted price also moved higher for the fourth quarter of 2016 by €10 to €250 per tonne. We also recently announced November non-discounted posted prices for North America of $319 per tonne and for Asia Pacific of $310 per tonne, which is an increase from October of $26 per tonne and $25 per tonne, respectively. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Oct 2016	Sep 2016	Aug 2016	Jul 2016
North America	293	276	266	266
Europe [2]	280	265	265	265
Asia Pacific	285	275	275	275

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€250 for Q4 2016 (Q3 2016 – €240) converted to United States dollars.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the third quarter of 2016 were $74 million compared with $34 million for the second quarter of 2016 and $134 million for the third quarter of 2015. Cash flows from operating activities for the nine month period ended September 30, 2016 were $178 million compared with $253 million for the same period in 2015. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q3 2016 compared with Q2 2016	Q3 2016 compared with Q3 2015	YTD Q3 2016 compared with YTD Q3 2015
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$36	$(21)	$(173)
Deduct change in Adjusted EBITDA of associate	(5)	20	39
Dividends received from associate	3	(7)	(19)
Cash flows attributable to non-controlling interests	1	(3)	(15)
Non-cash working capital	27	(56)	19
Income taxes paid	4	7	39
Argentina gas settlement	(33)	—	33
Share-based payments	3	—	6
Other	4	—	(4)
Increase (decrease) in cash flows from operating activities	$40	$(60)	$(75)

During the third quarter of 2016 we paid a quarterly dividend of $0.275 per common share for a total of $25 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At September 30, 2016, our cash balance was $234 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

We have an undrawn committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. Refer to note 5 of the Company's condensed consolidated interim financial statements for further discussion of the terms of the credit facility. We have obligations for principal repayment related to our Egypt limited recourse debt facilities, but no unsecured note maturities until 2019.

Certain conditions have not been met related to the Egypt limited recourse debt facilities, resulting in a restriction on shareholder distributions from the Egypt entity. As of September 30, 2016, the Egypt cash balance on a 100% ownership basis was $50 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities. Refer to note 5 of the Company’s condensed consolidated interim financial statements for further details.

During the nine months ended September 30, 2016, the Company took delivery of six new ocean going vessels capable of running on methanol. The final vessel of seven is scheduled for delivery in November 2016. During the nine months ended September 30, 2016, we drew down $65.7 million on our limited recourse debt facilities related to financing for two of the vessels. There are no further capital commitments related to vessels in 2016.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations, including our 63.1% share of Atlas, is currently estimated to be approximately $100 million from October 1, 2016 to the end of 2017.

We believe we are well positioned to meet our financial and capital commitments and leverage a recovery in methanol prices to generate strong future cash flows.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

During the third quarter of 2016, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards ("IFRS"), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss). These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income (loss) attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlement, gain on terminal services agreement, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(11)	$(3)	$78	$(37)	$191
Mark-to-market impact of share-based compensation	12	(8)	(67)	3	(49)
Depreciation and amortization	62	58	51	173	145
Argentina gas settlement	—	(33)	—	(33)	—
Gain related to the termination of a terminal services agreement	—	—	—	—	(65)
Finance costs	23	22	16	66	55
Finance income and other expenses	(2)	—	(1)	(5)	6
Income tax recovery	(10)	—	10	(20)	25
Earnings of associate adjustment [1]	10	11	18	29	41
Non-controlling interests adjustment [1]	(10)	(9)	(10)	(28)	(28)
Adjusted EBITDA (attributable to Methanex shareholders)	$74	$38	$95	$148	$321

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(11)	$(3)	$78	$(37)	$191
Mark-to-market impact of share-based compensation, net of tax	10	(7)	(55)	2	(39)
Argentina gas settlement, net of tax	—	(21)	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	—	(57)
Adjusted net income (loss)	$(1)	$(31)	$23	$(56)	$95
Diluted weighted average shares outstanding (millions)	90	90	91	90	92
Adjusted net income (loss) per common share	$(0.01)	$(0.34)	$0.26	$(0.63)	$1.04

Adjusted Revenue (attributable to Methanex shareholders)

Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2016	Jun 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Revenue	$510	$468	$527	$1,413	$1,742
Methanex share of Atlas revenue [1]	47	36	97	117	229
Non-controlling interests' share of revenue [1]	(19)	(8)	—	(45)	(23)
Other adjustments	(1)	—	(5)	(2)	(8)
Adjusted revenue (attributable to Methanex shareholders)	$537	$496	$619	$1,483	$1,940

[1]	Excludes intercompany transactions with the Company.

Operating Income (Loss)

Operating income (loss) is reconciled directly to a GAAP measure in our consolidated statements of income.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended
($ millions except per share amounts)	Sep 30 2016	Jun 30 2016	Mar 31 2016	Dec 31 2015
Revenue	$510	$468	$435	$484
Adjusted EBITDA	74	38	36	80
Net income (loss)	(11)	(3)	(23)	10
Adjusted net income (loss)	(1)	(31)	(24)	15
Basic net income (loss) per common share	(0.12)	(0.03)	(0.26)	0.10
Diluted net income (loss) per common share	(0.12)	(0.08)	(0.26)	0.10
Adjusted net income (loss) per common share	(0.01)	(0.34)	(0.27)	0.16

	Three Months Ended
($ millions except per share amounts)	Sep 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014
Revenue	$527	$638	$577	$733
Adjusted EBITDA	95	129	97	150
Net income	78	104	9	133
Adjusted net income	23	51	21	80
Basic net income per common share	0.87	1.15	0.09	1.43
Diluted net income per common share	0.54	1.15	0.09	1.11
Adjusted net income per common share	0.26	0.56	0.23	0.85

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to Additional Information - Supplemental Non-GAAP Measures section on page 12 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 12 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2016 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Third Quarter 2016 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2015 Annual Management’s Discussion and Analysis and this Third Quarter 2016 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Revenue	$510,094	$527,000	$1,412,840	$1,741,538
Cost of sales and operating expenses	(460,441)	(394,062)	(1,294,263)	(1,421,778)
Depreciation and amortization	(61,177)	(50,492)	(172,650)	(144,932)
Argentina gas settlement	—	—	32,500	—
Gain on termination of terminal services agreement	—	—	—	65,000
Operating income (loss)	(11,524)	82,446	(21,573)	239,828
Earnings of associate (note 4)	8,268	20,313	10,355	37,202
Finance costs (note 6)	(23,389)	(16,211)	(66,248)	(54,978)
Finance income and other expenses	1,607	918	4,595	(5,650)
Income (loss) before income taxes	(25,038)	87,466	(72,871)	216,402
Income tax recovery (expense):
Current	(13,337)	4,973	(39,666)	(3,532)
Deferred	22,881	(15,189)	59,430	(21,281)
	9,544	(10,216)	19,764	(24,813)
Net income (loss)	$(15,494)	$77,250	$(53,107)	$191,589
Attributable to:
Methanex Corporation shareholders	$(11,112)	$78,073	$(37,387)	$191,307
Non-controlling interests	(4,382)	(823)	(15,720)	282
	$(15,494)	$77,250	$(53,107)	$191,589

Income (loss) per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$(0.12)	$0.87	$(0.42)	$2.10
Diluted net income (loss) per common share (note 7)	$(0.12)	$0.54	$(0.42)	$1.90

Weighted average number of common shares outstanding (note 7)	89,800,458	90,144,422	89,772,093	90,967,926
Diluted weighted average number of common shares outstanding (note 7)	89,800,458	90,692,425	89,772,093	91,755,493

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Net income (loss)	$(15,494)	$77,250	$(53,107)	$191,589
Other comprehensive income (loss), net of taxes:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(1,134)	(18,822)	65,695	(20,417)
Forward element excluded from hedging relationship (note 10)	(25,370)	(9,619)	(89,607)	(9,691)
Change in fair value of interest rate swap contracts	—	—	—	(12)
Realized loss on interest rate swap contracts reclassified to finance costs	—	—	—	3,205
Taxes on above items	8,754	9,420	7,924	8,992
	(17,750)	(19,021)	(15,988)	(17,923)
Comprehensive income (loss)	$(33,244)	$58,229	$(69,095)	$173,666
Attributable to:
Methanex Corporation shareholders	$(28,862)	$59,052	$(53,375)	$172,266
Non-controlling interests	(4,382)	(823)	(15,720)	1,400
	$(33,244)	$58,229	$(69,095)	$173,666

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Sep 30 2016	Dec 31 2015
ASSETS
Current assets:
Cash and cash equivalents	$233,677	$254,934
Trade and other receivables	412,663	504,350
Inventories (note 2)	247,068	253,234
Prepaid expenses	20,454	19,560
	913,862	1,032,078
Non-current assets:
Property, plant and equipment (note 3)	3,163,376	3,158,782
Investment in associate (note 4)	197,133	224,165
Deferred income tax assets	128,522	61,881
Other assets	79,884	79,018
	3,568,915	3,523,846
	$4,482,777	$4,555,924
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$468,360	$508,639
Current maturities on long-term debt (note 5)	53,977	47,864
Current maturities on other long-term liabilities	17,606	25,439
	539,943	581,942
Non-current liabilities:
Long-term debt (note 5)	1,503,658	1,488,026
Other long-term liabilities (note 3)	343,833	231,745
Deferred income tax liabilities	286,286	285,638
	2,133,777	2,005,409
Equity:
Capital stock	510,923	509,464
Contributed surplus	2,576	2,426
Retained earnings	1,124,171	1,235,615
Accumulated other comprehensive loss	(43,764)	(27,776)
Shareholders' equity	1,593,906	1,719,729
Non-controlling interests	215,151	248,844
Total equity	1,809,057	1,968,573
	$4,482,777	$4,555,924

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217
Net income	—	—	—	191,307	—	191,307	282	191,589
Other comprehensive income (loss)	—	—	—	—	(19,041)	(19,041)	1,118	(17,923)
Compensation expense recorded for stock options	—	—	598	—	—	598	—	598
Issue of shares on exercise of stock options	253,002	3,695	—	—	—	3,695	—	3,695
Reclassification of grant date fair value on exercise of stock options	—	1,041	(1,041)	—	—	—	—	—
Payments for repurchase of shares	(2,736,091)	(15,420)	—	(122,607)	—	(138,027)	—	(138,027)
Dividend payments to Methanex Corporation shareholders	—	—	—	(72,569)	—	(72,569)	—	(72,569)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(17,234)	(17,234)
Equity contributions by non-controlling interests	—	—	—	—	—	—	500	500
Balance, September 30, 2015	89,843,398	510,338	2,360	1,259,092	(19,454)	1,752,336	251,510	2,003,846
Net income	—	—	—	9,310	—	9,310	1,454	10,764
Other comprehensive loss	—	—	—	(1,063)	(8,322)	(9,385)	—	(9,385)
Compensation expense recorded for stock options	—	—	144	—	—	144	—	144
Issue of shares on exercise of stock options	37,800	232	—	—	—	232	—	232
Reclassification of grant date fair value on exercise of stock options	—	78	(78)	—	—	—	—	—
Payments for repurchase of shares	(210,000)	(1,184)	—	(7,072)	—	(8,256)	—	(8,256)
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,652)	—	(24,652)	—	(24,652)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(5,320)	(5,320)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,200	1,200
Balance, December 31, 2015	89,671,198	509,464	2,426	1,235,615	(27,776)	1,719,729	248,844	1,968,573
Net loss	—	—	—	(37,387)	—	(37,387)	(15,720)	(53,107)
Other comprehensive loss	—	—	—	—	(15,988)	(15,988)	—	(15,988)
Compensation expense recorded for stock options	—	—	509	—	—	509	—	509
Issue of shares on exercise of stock options	137,040	1,100	—	—	—	1,100	—	1,100
Reclassification of grant date fair value on exercise of stock options	—	359	(359)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(74,057)	—	(74,057)	—	(74,057)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(18,498)	(18,498)
Equity contributions by non-controlling interests	—	—	—	—	—	—	525	525
Balance, September 30, 2016	89,808,238	$510,923	$2,576	$1,124,171	$(43,764)	$1,593,906	$215,151	$1,809,057

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(15,494)	$77,250	$(53,107)	$191,589
Deduct earnings of associate	(8,268)	(20,313)	(10,355)	(37,202)
Dividends received from associate	6,310	12,620	37,860	56,790
Add (deduct) non-cash items:
Depreciation and amortization	61,177	50,492	172,650	144,932
Income tax expense (recovery)	(9,544)	10,216	(19,764)	24,813
Share-based compensation expense (recovery)	13,265	(64,440)	12,613	(32,488)
Finance costs	23,389	16,211	66,248	54,978
Other	429	(146)	2,558	186
Income taxes (paid) refunded	2,296	(4,978)	212	(39,112)
Other cash payments, including share-based compensation	(1,663)	(880)	(19,327)	(15,051)
Cash flows from operating activities before undernoted	71,897	76,032	189,588	349,435
Changes in non-cash working capital (note 9)	2,033	57,749	(11,883)	(96,443)
	73,930	133,781	177,705	252,992

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(27,042)	—	(138,027)
Dividend payments to Methanex Corporation shareholders	(24,658)	(24,750)	(74,057)	(72,569)
Interest paid	(12,637)	(10,554)	(51,373)	(58,495)
Net proceeds on issue of long-term debt	26,100	—	65,700	—
Repayment of long-term debt	(23,345)	(21,430)	(46,329)	(193,083)
Finance leases	(1,443)	(772)	(3,800)	(3,330)
Equity contributions by non-controlling interests	—	200	525	500
Distributions to non-controlling interests	(910)	(1,660)	(1,410)	(2,570)
Proceeds on issue of shares on exercise of stock options	302	79	1,100	3,695
Changes in non-cash working capital related to financing activities (note 9)	(5,934)	(5,835)	(17,088)	(13,670)
	(42,525)	(91,764)	(126,732)	(477,549)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(28,331)	(24,620)	(89,638)	(87,231)
Geismar plants under construction	—	(72,778)	—	(243,669)
Termination of terminal services agreement	—	—	—	65,000
Other assets	—	—	(66)	1,996
Changes in non-cash working capital related to investing activities (note 9)	(8,367)	(2,622)	17,474	(36,431)
	(36,698)	(100,020)	(72,230)	(300,335)
Decrease in cash and cash equivalents	(5,293)	(58,003)	(21,257)	(524,892)
Cash and cash equivalents, beginning of period	238,970	484,711	254,934	951,600
Cash and cash equivalents, end of period	$233,677	$426,708	$233,677	$426,708

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 26, 2016.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

Certain comparative figures in the consolidated statements of financial position have been reclassified to conform to the current period's presentation.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2016 is $439 million (2015 - $459 million) and $1,251 million (2015 - $1,421 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Finance Leases	Other	Total
Cost at September 30, 2016	$4,539,765	$206,260	$271,301	$5,017,326
Accumulated depreciation at September 30, 2016	1,702,130	14,565	137,255	1,853,950
Net book value at September 30, 2016	$2,837,635	$191,695	$134,046	$3,163,376
Cost at December 31, 2015	$4,521,835	$121,849	$204,483	$4,848,167
Accumulated depreciation at December 31, 2015	1,545,834	6,853	136,698	1,689,385
Net book value at December 31, 2015	$2,976,001	$114,996	$67,785	$3,158,782

During the nine months ended September 30, 2016, the Company took delivery of four new ocean going vessels which are included in property, plant and equipment. Two of the vessels are accounted for as finance leases, with offsetting finance lease obligations recorded in other long-term liabilities, and two are owned through less than wholly-owned entities under the Company's control and included in "Other".

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Sep 30 2016	Dec 31 2015
Cash and cash equivalents	$6,978	$57,620
Other current assets	46,438	45,854
Non-current assets	333,094	332,072
Current liabilities	(26,695)	(30,440)
Other long-term liabilities, including current maturities	(167,980)	(169,681)
Net assets at 100%	191,835	235,425
Net assets at 63.1%	121,048	148,553
Long-term receivable from Atlas	76,085	75,612
Investment in associate	$197,133	$224,165

	Three Months Ended		Nine Months Ended
Consolidated statements of income	Sep 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Revenue	$80,247	$95,285	$148,224	$277,919
Cost of sales and depreciation and amortization	(56,646)	(42,463)	(108,066)	(178,747)
Operating income	23,601	52,822	40,158	99,172
Finance costs, finance income and other expenses	(3,418)	(2,273)	(9,998)	(6,967)
Income tax expense	(7,080)	(18,358)	(13,750)	(33,248)
Net earnings at 100%	13,103	32,191	16,410	58,957
Earnings of associate at 63.1%	8,268	20,313	10,355	37,202

Dividends received from associate	$6,310	$12,620	$37,860	$56,790

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007, 2008, and 2009 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

As at	Sep 30 2016	Dec 31 2015
Unsecured notes
$350 million at 3.25% due December 15, 2019	$346,953	$346,289
$250 million at 5.25% due March 1, 2022	247,627	247,360
$300 million at 4.25% due December 1, 2024	296,458	296,219
$300 million at 5.65% due December 1, 2044	295,078	295,031
	1,186,116	1,184,899
Egypt limited recourse debt facilities	288,164	330,003
Other limited recourse debt facilities	83,355	20,988
Total long-term debt [1]	1,557,635	1,535,890
Less current maturities	(53,977)	(47,864)
	$1,503,658	$1,488,026

[1]	Long-term debt is presented net of deferred financing fees.

During the nine months ended September 30, 2016, the Company made repayments on its Egypt limited recourse debt facilities of $43.0 million, drew down $65.7 million on its other limited recourse debt facilities and made repayments of $3.3 million on its other limited recourse debt facilities. Other limited recourse debt facilities relates to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. During the second quarter of 2016, the Company amended the credit facility to allow for relief, if required, of the interest coverage ratio covenant through the end of 2017. Significant covenant and default provisions of the facility include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,

b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. As of September 30, 2016, the Egypt cash balance on a 100% ownership basis was $50 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities.

At September 30, 2016, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Finance costs	$23,389	$21,283	$66,248	$69,891
Less capitalized interest related to Geismar plants under construction	—	(5,072)	—	(14,913)
	$23,389	$16,211	$66,248	$54,978

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees, finance costs related to finance leases, and accretion expense associated with site restoration costs. Capitalized interest relates to interest costs capitalized for the Geismar project which was completed in 2015.

7.	Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. For the three and nine months ended September 30, 2016, the cash-settled method was more dilutive for TSARs and no adjustment was required for the numerator or the denominator. For the same periods in 2015, the equity-settled method was more dilutive, so an adjustment was required for both the numerator and the denominator.

For the three and nine months ended September 30, 2016, the Company incurred a net loss attributable to Methanex shareholders and therefore exclusion of the stock options was more dilutive, so no adjustment was made to the denominator. For the same periods in 2015, stock options were considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeded the exercise price of the stock option, so an adjustment was made to the denominator.

A reconciliation of the numerator used for the purpose of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Numerator for basic net income (loss) per common share	$(11,112)	$78,073	$(37,387)	$191,307
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(28,772)	—	(12,507)
Equity-settled expense	—	(700)	—	(4,612)
Numerator for diluted net income (loss) per common share	$(11,112)	$48,601	$(37,387)	$174,188

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income (loss) per common share (continued):
A reconciliation of the denominator used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Denominator for basic net income (loss) per common share	89,800,458	90,144,422	89,772,093	90,967,926
Effect of dilutive stock options	—	211,859	—	306,365
Effect of dilutive TSARs	—	336,144	—	481,202
Denominator for diluted net income (loss) per common share	89,800,458	90,692,425	89,772,093	91,755,493

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at September 30, 2016 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2015	1,259,208	$44.48	2,108,965	$42.73
Granted	375,500	34.59	574,600	34.59
Exercised	(7,091)	27.32	(4,800)	26.54
Cancelled	(17,321)	53.97	(37,400)	56.12
Outstanding at June 30, 2016	1,610,296	$42.15	2,641,365	$40.80
Exercised	(4,050)	27.57	(15,300)	25.70
Cancelled	(5,540)	53.92	(17,549)	44.93
Outstanding at September 30, 2016	1,600,706	$42.15	2,608,516	$40.86

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2015	448,507	$30.52
Granted	75,500	34.59
Exercised	(125,040)	6.33
Cancelled	(1,800)	55.66
Expired	(12,000)	6.33
Outstanding at June 30, 2016	385,167	$39.81
Exercised	(12,000)	25.22
Cancelled	(10,600)	43.58
Outstanding at September 30, 2016	362,567	$40.18

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

a)	Share appreciation rights ("SARs"), TSARs and stock options (continued):

(i)	Outstanding units (continued):

	Units Outstanding at September 30, 2016			Units Exercisable at September 30, 2016
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to $40.72	3.72	1,121,779	$33.35	744,646	$32.70
$46.42 to $73.13	5.01	478,927	62.74	226,676	65.61
	4.11	1,600,706	$42.15	971,322	$40.38
TSARs:
$23.36 to $40.72	3.50	1,930,537	$33.11	1,360,037	$32.49
$46.42 to $73.13	5.01	677,979	62.92	319,843	65.92
	3.90	2,608,516	$40.86	1,679,880	$38.86
Stock options:
$6.33 to $25.22	0.42	37,750	$25.22	37,750	$25.22
$28.43 to $73.13	4.10	324,817	41.92	204,139	40.26
	3.72	362,567	$40.18	241,889	$37.91

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2016 was $26.1 million compared with the recorded liability of $22.8 million. The difference between the fair value and the recorded liability of $3.3 million will be recognized over the weighted average remaining vesting period of approximately 1.67 years. The weighted average fair value was estimated at September 30, 2016 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2016, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $10.9 million (2015 - recovery of $44.6 million) and an expense of $9.8 million (2015 - recovery of $19.6 million), respectively. This included an expense of $10.0 million (2015 - recovery of $45.3 million) and an expense of $3.8 million (2015 - recovery of $26.8 million), respectively, related to the effect of the change in the Company’s share price for the three and nine months ended September 30, 2016.

(iii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2016, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2015 - $0.2 million) and $0.5 million (2015 - $0.6 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2016 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performances Share Units
Outstanding at December 31, 2015	285,816	13,864	610,578
Granted	7,011	11,500	261,760
Granted performance factor [1]	—	—	55,592
Granted in-lieu of dividends	4,892	433	9,646
Redeemed	(41,498)	—	(355,415)
Cancelled	—	—	(11,855)
Outstanding at June 30, 2016	256,221	25,797	570,306
Granted	673	—	—
Granted in-lieu of dividends	1,979	225	4,933
Cancelled	—	—	(5,851)
Outstanding at September 30, 2016	258,873	26,022	569,388

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2016.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2016 was $15.6 million compared with the recorded liability of $13.9 million. The difference between the fair value and the recorded liability of $1.7 million will be recognized over the weighted average remaining vesting period of approximately 1.70 years.

For the three and nine month periods ended September 30, 2016, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $2.1 million (2015 - recovery of $19.9 million) and an expense of $2.4 million (2015 - recovery of $13.5 million), respectively. This included an expense of $1.6 million (2015 - recovery of $21.7 million) and a recovery of $0.2 million (2015 - recovery of $22.0 million) related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2016.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and nine month periods ended September 30, 2016 and 2015 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2016	Sep 30 2015	Sep 30 2016	Sep 30 2015
Changes in non-cash working capital:
Trade and other receivables	$(6,808)	$81,523	$91,687	$(60,647)
Inventories	6,638	46,983	6,166	37,716
Prepaid expenses	(677)	(6,361)	(894)	2,469
Trade, other payables and accrued liabilities	24,108	(67,191)	(40,279)	(66,879)
	23,261	54,954	56,680	(87,341)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(35,529)	(5,662)	(68,177)	(59,203)
Changes in non-cash working capital having a cash effect	$(12,268)	$49,292	$(11,497)	$(146,544)

These changes relate to the following activities:
Operating	$2,033	$57,749	$(11,883)	$(96,443)
Financing	(5,934)	(5,835)	(17,088)	(13,670)
Investing	(8,367)	(2,622)	17,474	(36,431)
Changes in non-cash working capital	$(12,268)	$49,292	$(11,497)	$(146,544)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar and derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationship.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 13
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments (continued):

Natural gas forward contracts
The Company has elected to manage its exposure to changes in natural gas prices for the Geismar 2 facility by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast natural gas purchases in North America.
As at September 30, 2016, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $495 million (December 31, 2015 - $517 million) and a negative fair value of $64.9 million (December 31, 2015 - $42.7 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at September 30, 2016, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 69 million euros (December 31, 2015 - 35 million euros). The euro contracts had a negative fair value of $0.5 million recorded in current liabilities at September 30, 2016 (December 31, 2015 - positive $1.2 million recorded in current assets).
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash inflows (outflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(927)	(11,030)	(18,615)	(44,953)	$(75,525)
Euro forward exchange contracts	(210)	—	—	—	$(210)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	September 30, 2016
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,570,780	$1,527,405

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 14
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2016	Q3	Q2	Q1	2015	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	5,078	1,860	1,689	1,529	5,050	1,372	1,238	1,203	1,237
Purchased methanol	1,366	411	533	422	2,780	636	679	813	652
Commission sales [1]	513	205	140	168	641	178	169	109	185
	6,957	2,476	2,362	2,119	8,471	2,186	2,086	2,125	2,074
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,645	559	577	509	1,856	412	476	487	481
Geismar (Louisiana, USA)	1,529	519	527	483	959	244	259	276	180
Trinidad (Methanex interest)	1,150	420	417	313	1,644	432	398	419	395
Egypt (50% interest)	197	69	53	75	74	58	—	8	8
Medicine Hat (Canada)	396	114	123	159	456	155	123	51	127
Chile	241	68	73	100	204	88	3	40	73
	5,158	1,749	1,770	1,639	5,193	1,389	1,259	1,281	1,264
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	230	236	223	230	322	277	323	350	337
($/gallon)	0.69	0.71	0.67	0.69	0.97	0.83	0.97	1.05	1.01

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Adjusted net income (loss)	(0.63)	(0.01)	(0.34)	(0.27)	1.20	0.16	0.26	0.56	0.23
Basic net income (loss)	(0.42)	(0.12)	(0.03)	(0.26)	2.21	0.10	0.87	1.15	0.09
Diluted net income (loss)	(0.42)	(0.12)	(0.08)	(0.26)	2.01	0.10	0.54	1.15	0.09

[1]
Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 15
QUARTERLY HISTORY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 26, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary

METHANEX CORPORATION 2016 THIRD QUARTER    PAGE 16
QUARTERLY HISTORY